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                             February 23, 2023

       Sue Gove
       Chief Executive Officer
       BED BATH & BEYOND INC
       650 Liberty Avenue
       Union, New Jersey 07083

                                                        Re: BED BATH & BEYOND
INC.
                                                            Preliminary
Prospectus Supplement
                                                            Filed February 6,
2023, as updated February 9, 2023
                                                            File No. 333-
267173

       Dear Sue Gove:

               We have reviewed your preliminary prospectus supplement and issuer free writing prospectus and have the following comments. Although you have consummated the initial offering, we believe that investors may benefit from revised disclosure in response to our comments. Please update your disclosure, as appropriate, in response to these comments in your
       Securities Act offering materials and ongoing Exchange Act filings.

       Preliminary Prospectus Supplement dated February 6, 2023, updated February 9, 2023

       Cover Page

   1.                                                   We note your disclosure
on page S-8 that    [t]he investors in this offering may potentially
                                                        make a significant
profit with the resale of the securities they purchase in this offering depending on the
trading price of [y]our securities at the time of a sale and the purchase price of such
securities by them,    and that    [w]hile the investors in this offering may
                                                        experience a positive
rate of return based on the trading price of [y]our securities, the existing holders of
[y]our common stock may not experience a similar rate of return on the shares of common stock
they purchased due to differences in the applicable purchase price and trading price.
Please provide comparable disclosure here and revise to clarify that investors will have the
ability to acquire the common shares underlying the securities issued in this offering
at a discount to the market price, so long as the market price does not fall below $0.7160.
   2. Revise to state, as you do on pages S-3 and S-8, that if the Transactions are not consummated, the
company expects it will likely file for bankruptcy protection, and investors will likely
receive no recovery for any of the securities offered by this registration statement.
 Sue Gove
FirstName
BED BATHLastNameSue
            & BEYONDGove
                       INC
Comapany23,
February  NameBED
            2023   BATH & BEYOND INC
February
Page 2 23, 2023 Page 2
FirstName LastName
"Future issuances of equity or debt securities by us may adversely affect the market price of our common stock"

3.       We note your disclosure that you    believe [you] will have 900.0
million shares of
         common stock outstanding immediately after this offering and giving effect to the
         exercise or conversion, as applicable . . . .    Please revise to
provide a reasonable basis for
         such disclosure and in particular explain why you are assuming the use of the Conversion
         Price of $6.15 in your estimate. To balance your estimate of 900.0 million shares and provide shareholders with a more complete picture of your outstanding share count, please also quantify the expected outstanding number of shares assuming conversion of the
         Series A Convertible Preferred Stock issued and outstanding as well as such shares underlying the Preferred Stock Warrants, based on Alternative Conversions Prices of both
         $0.7160 and 92.0% of the lowest VWAP of your common stock for the applicable ten day period. Revise using the trading price of the latest practicable date.
4. Please elaborate upon the risk you discuss here as it relates to sufficient authorized shares of common stock for future tranches to specify how much capacity remains and what your intentions are, if any, as it relates to seeking shareholder approval to amend your charter.
         Please explain the consequences if you cannot obtain stockholder approval. Also,
         counsel   s legal opinion, attached as an exhibit to your current
report on Form 8-K filed
         February 7, 2023, appears to omit to opine as to the common stock to be issued pursuant to the Preferred Stock Warrants and Common Stock Warrants, as well as the Series A
         Convertible Preferred Stock to be issued pursuant to the Preferred Stock Warrants, even though such securities were registered. Please revise or advise. "Nasdaq may delist our common stock from quotation on its exchange..."

5.       We note your disclosure that if    Nasdaq considers that the offering
contemplated hereby
         does not qualify as a    public offering,    [y]our common stock may
be suspended and/or
         delisted. Please supplementally explain why your offering should be
considered a    public
         offering    for the purpose of the Nasdaq listing standards. Please
tell us whether this
         matter was discussed with Nasdaq and the outcome of those discussions. If such discussions occurred, please provide the name of the Nasdaq representative.
"The issuance of the securities in this offering will significantly dilute the ownership interest of the existing holders..."

6.       We note your disclosure that    [y]our public float will be
significantly increased and the
         market price of [y]our common stock could decline significantly as a result of subsequent sales of the shares of common stock issued in this offering, which could occur at any time,
         or the perception that such sales may occur.    To provide investors
with a complete
         picture of how this offering may impact your public float and the related dilution risks, please disclose the total amount of underlying common shares that may be issued as a result of this offering, and quantify what percentage such shares would constitute of your public float assuming the resale of all such shares. Provide comparable disclosure in your
 Sue Gove
FirstName
BED BATHLastNameSue
            & BEYONDGove
                       INC
Comapany23,
February  NameBED
            2023   BATH & BEYOND INC
February
Page 3 23, 2023 Page 3
FirstName LastName
         risk factor on page S-16 entitled    The market price of our common
stock could decline . . .
         ,    so as to highlight the significant negative impact sales of such shares could have on the
         public trading price of your common stock, and also discuss there the risk that investors
         may further purchase the    [s]hares having an aggregate offering
price of $105.6 million
         [which] remained unsold under the ATM program as of the end of fiscal December 2022, as disclosed on page 34 of your current report on Form 10-Q filed January 26, 2023.
7.       Please explain how the investors    in this offering may potentially
make a significant profit
         with the resale of the securities they purchase    by explaining and
quantifying the discount
         associated with the conversion feature of the Series A Convertible Preferred Stock you issued. In particular, explain and quantify the discount to be
received by    the holder that
         purchased at least 20,000 shares of Series A Convertible Preferred Stock in this offering whom you discuss on page S-24.
"Trading in our securities is highly speculative, and we may be required to file for bankruptcy protection..."

8.       Please revise this risk factor to clarify your reference to    equity
holders    and distinguish
         between holders of common stock and the overlying equity you issued in this offering.
Issuer Free Writing Prospectus dated February 7, 2023, filed February 7, 2023

9. Please revise to explain how you arrived at the Alternate Conversion Price of $2.3727 and also explain how you used such price to arrive at the number of Common Stock Warrants issued in this offering. In this regard, we note your disclosure that the number of
         Common Stock Warrants issued in this offering depends in-part on the Alternate
         Conversion Price (as measured as of the date of pricing of this Offering).
10. We note that your Pricing Term Sheet discloses that, using an Alternate Conversion Price of $2.3727, there would be 99,822,986 shares of Common Stock underlying the 23,685 shares of Series A Convertible Preferred Stock issued, as well as 95,387,533 shares of common stock underlying the 95,387,533 Common Stock Warrants issued. However, you do not appear to disclose the number of common shares that ultimately underlie the
         84,216 Preferred Stock Warrants; please disclose such amount. Prospectus Supplement Summary

11.      We note your disclosure that you    will be required to use
availability under [your] Credit
         Facilities to make the Notes Interest Payment by March 3, 2023,    as
well as your
         disclosure that you    may continue to borrow under [your] ABL
Facility subject to
         availability thereunder.    Please revise your disclosure to provide
investors with a
         complete picture of how the proceeds of this offering were used, your upcoming payment obligations, including the upcoming interest payment due on the Senior Notes, and any available capacity under the Credit Facilities, including a more detailed discussion of the
            additional operational covenants    agreed upon pursuant to the
Amended Credit
         Agreement and how such covenants will impact such capacity.
 Sue Gove
BED BATH & BEYOND INC
February 23, 2023
Page 4
12. With a view to understanding the amount and use of future proceeds to be received from the sale of securities in this offering, please quantify the amount of proceeds that you may raise on or shortly after February 27, 2023 by requiring certain holders to exercise the maximum permissible amount of preferred stock warrants at such time, and discuss the extent to which you may rely upon such forced exercise to satisfy your upcoming payment obligations. Last, explain under what circumstances you can force an exercise, and also quantify the expected amounts to be received and at what corresponding time over the next ten months.
Risk Factors
"If the Transactions are not consummated, we expect that we will likely file for bankruptcy protection"

13. Please revise to provide a more detailed discussion of the extent that you may rely upon proceeds from future forced exercises to avoid bankruptcy, and whether you will likely utilize total possible proceeds in an amount to exceed $1 billion, with a view to clarifying
         your reference to    fully    consummating the Transactions. In your
disclosure, please
         revise to narratively discuss the price and volume limitation conditions to raising proceeds in multiple subsequent closings.
Use of Proceeds

14.      We note your disclosure that    proceeds from the exercise of Series A
Convertible
         Preferred Stock Warrants will be used to further repay outstanding amounts under the
         ABL Facility with 50% of such exercise amounts being applied against the borrowing
         base of the ABL Facility.    Please revise to disclose that such use
of proceeds does not
         apply to proceeds raised    in connection with the first and second
Forced Exercise Dates,
         as you disclose on page S-2. Make conforming changes on page S-5.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Brian Fetterolf at (202)-4551-6613 or Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameSue Gove                                     Sincerely,
Comapany NameBED BATH & BEYOND INC
                                                               Division of
Corporation Finance
February 23, 2023 Page 4                                       Office of Trade
& Services
FirstName LastName